Miller/Howard Funds Trust
10 Dixon Avenue
Woodstock, NY 12498

November 25, 2019

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Miller/Howard High Income Equity Fund (the “Fund”) File Nos.: 333-233234 and 811-22553

Dear Mr. Ganley:

The purpose of this letter is to respond to the comments you provided on September 13, 2019, regarding the registration statement on Form N-2 (the “Registration Statement”) that the Fund filed with the Securities and Exchange Commission on August 12, 2019.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

1.
The Staff notes that the cover page for the Registration Statement runs for four pages. Please consider reducing disclosure on the cover page in order to reduce the page count. In particular, consider deleting some disclosure that is repeated elsewhere in the body of the Fund’s prospectus.

The Fund responds by making the changes that have been shared with the Staff supplementally.

2.
The Staff notes that the Fund’s principal investment strategies allow for the Fund to invest in derivative instruments.  Please advise whether the Fund’s investment’s in such instruments are counted towards the Fund’s policy to invest at least 80% of its Total Assets in dividend or distribution paying equity securities of U.S. Companies and non-U.S. companies traded on U.S. exchanges (the “80% Policy”). In addition, please disclose how derivative instruments are valued for purposes of determining the Managed Assets used to calculate the management fee payable to Miller/Howard Investments, Inc.

The Fund responds supplementally that derivative instruments are valued at market value for purposes of the Fund’s 80% Policy. The Prospectus for the Fund includes the following disclosure to that effect on page 4: “For purposes of the Fund’s 80% test, any investments in derivatives will be valued at market value.”

3.
The Staff notes that the Fund limits its use of leverage, traditional or effective, to 20% of the Fund’s Managed Assets. Wherever the Fund’s limit on use of leverage is discussed, please express that limit as both a percentage of Managed Assets and Net Assets.

The Fund responds by making the requested change.

4.
The Staff notes that the discussion of the Fund’s limited term includes disclosure that “During the wind-down period the Fund may deviate from its investment strategy of investing at least 80% of its Total Assets in dividend or distribution paying equity securities of U.S. companies and non-U.S. companies traded on U.S. exchanges.” Given that the wind-down period could last over one year and that the Fund’s shares will be available for purchase on an exchange during this wind-down period, the Staff asks that the Fund consider either changing its name or revising its 80% Policy once the Fund enters its wind-down period.

The Fund responds that at such time as the Fund will no longer follow its 80% Policy, the Fund undertakes to consider revising its name or 80% Policy so as not to mislead potential Fund shareholders regarding the Fund’s principal investment strategies.

5.
The Staff notes that the summary of principal risk factors includes over 60 unique risk factors. The Staff asks that the Fund consider whether each of those risk factors is a principal risk factor or whether some of them could be disclosed under a heading of “Other” or “Non-Principal” risk factors elsewhere in the Prospectus.

The Trust undertakes to review the summary of principal risk factors and to move any risk factors deemed to be non-principal to a section later in the Fund’s Prospectus.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 414-765-6611.

Sincerely,

/s/ Thomas A. Bausch

Thomas A. Bausch
U.S. Bank Global Fund Services

On behalf of the Miller/Howard High Income Equity Fund

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